SRM ENTERTAINMENT, INC.

1061 E Indiantown Road, Suite 110

Jupiter, FL 33477

Tel: (212) 930-9700

April 7, 2023

VIA EDGAR

Erin Donahue and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: SRM Entertainment, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on February 6, 2023
CIK No. 0001956744

Dear Mr. Donahue and Ms. Timmons-Pierce,

On behalf of SRM Entertainment, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on February 22, 2023, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1”), which was submitted to the Commission on February 6, 2023.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. An amendment to the Registration Statement (“Amendment No. 2”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Amendment No. 1, has also been submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on February 6, 2023

Our amended and restated articles of incorporation will contain exclusive forum provisions that may discourage lawsuits, page 44

1.	We note your response to prior comment 3. Please revise to clearly state, if true, that your exclusive forum provision does not apply to actions arising under the Exchange Act. Please ensure that your description of the scope of your exclusive forum provisions is consistent with your disclosures on page 89.

Response: The Company acknowledges the Staff’s comment and has removed the exclusive forum disclosure previously included on page 43 and page 83 of Amendment No. 1, because the Company no longer intends to amend its articles of incorporation or bylaws to include this provision.

2.	Your disclosure that the exclusive forum, clauses do not apply to suits arising under the Securities Act is inconsistent with your disclosure that “the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.” Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has removed the exclusive forum disclosure previously included on page 43 and page 83 of Amendment No.1, because the Company no longer intends to amend its articles of incorporation or bylaws to include this provision.

SRM Entertainment, Inc.

April 7, 2023

Capitalization, page 47

3.	We note the changes made in response to prior comment 4. Please further revise the table to fully comply with the comment by presenting all components of your shareholders’ deficit at September 30, 2022, including the captions showing your subscriptions receivable and retained deficit amounts. Also, your total shareholders’ deficit and total capitalization at September 30, 2022, appear to be $(1,374) and zero, respectively. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment. Please note that the Company has updated the financial information throughout Amendment No. 2 to include the audited financial statements for the year ended December 31, 2022 rather than the financial statements for the nine months ended September 30, 2022. The Company has revised the table on page 46 to present all components of its shareholder’s deficit.

Unaudited Pro Forma Condensed Combined Financial Statements, page 50

4.	We note your revisions in response to our prior comment 7. Please revise the introductory paragraphs to clearly explain how you will account for the separation and Exchange Agreement transactions upon consummation and how you have reflected that accounting in the pro forma financial statements. If true, confirm to us that the agreements will be accounted for as a transaction between entities under common control, pursuant to the appropriate subsections of ASC 805-50, including ASC 805-50-15 and ASC 805-50-45, or provide us with a detailed analysis supporting your accounting for the planned transactions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of Amendment No. 2 to explain how the Company will account for the separation contemplated by the Amended and Restated Exchange Agreement. The Company confirms that it will account for the transactions as a common controlled transaction and will utilize the appropriate subsections of ASC 805-50.

5.	Revise the SRM Inc. column in the Pro Forma Condensed Combined Balance Sheet on page 51 to reflect all amounts shown on the SRM Inc. September 30, 2022 audited balance sheet presented on page F-3, including loans to Jupiter Wellness and all components of its shareholders’ deficit. Similarly, please revise the SRM Inc. column on the Pro Forma Condensed Combined Statement of Operations on page 52 to reflect the amounts (i.e., General and administrative expenses) presented on its audited statement of operations for the period ended September 30, 2022 on page F-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 of Amendment No. 2 to reflect all elements of the Company’s shareholder’s deficit as of December 31, 2022. The Company has also revised the disclosure on page 52 of Amendment No. 2 to reflect the amounts presented on the audited statement of operations for the period ended December 31, 2022, as the Company has updated the financial information throughout Amendment No. 2 to include the audited financial statements for the year ended December 31, 2022 rather than the financial statements for the nine months ended September 30, 2022.

6.	To help us better understand your presentation, please provide us with the supporting calculations for the pro forma adjustments to Additional paid-in capital and Retained deficit on page 51.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company calculated the pro forma adjustments to Additional Paid-in Capital and Retained deficit on page 50 to reclassify the retained earnings balance of SRM Entertainment, Limited in excess of the net income for the year ended December 31, 2022 ($367,262) to Additional Paid in Capital because the pro forma balance sheet at December 31, 2022, reflects the combined companies as if the separation occurred as of the first day of the period. Additionally, a $650 reclassification from Additional Paid-in Capital was made to reflect the issuance of 6,500,000 shares of common stock at $0.0001 par value. Furthermore, the pro forma adjustments are accounted for as a transaction between entities under common control pursuant to the appropriate subsections of ASC 805-50.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Nine Months Ended September 30, 2022 and 2021

General and Administrative, page 58

7.	We note your revised disclosure indicating that your general and administrative expense for the nine months ended September 30, 2022 and 2021 were $470,673 and $38,735, respectively and that the “decrease” is due to COVID-19 related shut downs and limited activity during the period. Please revise to correctly discuss the reasons for the increase in your general and administrative expense during the periods.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that SRM Entertainment Limited’s general and administrative expenses for the year ended December 31, 2022 increased in comparison to the year ended December 31, 2021 as a result of personnel-related expense for certain executives, finance and accounting, human resources, information technology, professional fees, facility overhead, sales and marketing and other general corporate expense as disclosed on page 57. Please note that the Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the nine months ended September 30, 2022 and 2021 have been replaced with the years ending December 31, 2022 and 2021.

General

8.	Please update your financial statements and related financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure throughout Amendment No. 2 to update all financial information to reflect the year ended December 31, 2022.

SRM Entertainment, Inc.

April 7, 2023

Please do not hesitate to contact our counsel Arthur Marcus at (212) 930-9700 with any questions or comments regarding this correspondence or on Amendment No. 2, filed herewith. Thank you.

Sincerely,

SRM Entertainment, Inc.

By:	/s/ Richard Miller
Richard Miller
Chief Executive Officer

cc:	Stephany Yang and Martin James, Securities and Exchange Commission
Arthur Marcus, Esq., Sichenzia Ross Ference LLP